[Wachtell, Lipton, Rosen & Katz Letterhead]
April 1, 2010
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David L. Orlic, Esq. Attorney-Advisor Michael F. Johnson, Esq. Staff Attorney

Re:	BPW Acquisition Corp. Preliminary Revised Proxy Statement on Schedule 14A Filed March 30, 2010 File No. 001-33979
Dear Mr. Orlic:
          On behalf of our client, BPW Acquisition Corp. (“BPW” ), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 31, 2010, with respect to the preliminary revised proxy statement on Schedule 14A filed with the Commission on March 30, 2010 (SEC File No. 001-33979) (the “Proxy Statement”), and our letter, dated March 30, 2010 (the “March 30 Response”), in response to the comments of the Staff, dated March 29, 2009. In connection with this letter responding to the Staff’s comments, we are filing a further amended proxy statement on Schedule 14A (the “Revised Proxy”).
          In this letter, each of the Staff’s comments is indicated in italics, followed by BPW’s responses thereto. Page number references in the responses below are to the marked copies of the Revised Proxy.

General
1.	We refer to your response to prior comment 2. Please disclose the positions of all holders who provided you with the agreements described in this response. Please also tell us the nature and the source of the consideration given in exchange for these agreements.
          In response to the Staff’s comment, we have revised the disclosure on page 3 of the Revised Proxy and Annex D thereto to (i) set forth the number of BPW Warrants held as of the record date for the consent solicitation by the holders who provided such non-binding statements of intent and (ii) disclose that no consideration was given in exchange for such non-binding statements of intent.
The Warrant Amendment
Description of the Warrant Amendment, page 7
2.	We refer to your response to prior comment 3. We cannot concur with the views expressed in that response. We note in particular that your response does not take into account the fact that (a) the consent solicitation is taking place within the broader context of a merger, consummation of which is a condition to the effectiveness of the proposed Warrant Amendment, and (b) the consent solicitation is being coupled with a registered exchange offer, in which the BPW Warrant holders are effectively being asked to make an election between retaining their existing warrants, as modified by the Warrant Amendment, or tendering their BPW Warrants in the registered exchange offer. Furthermore, the no-action letters you cite in support of the application of Section 3(a)(9) to the offer and sale of the warrants to acquire Talbots Common Stock arising as a result of the consent solicitation each address the assumption by an acquiror of obligations under convertible debt in circumstances where the parties sought to apply Section 3(a)(9) to the issuance of acquiror securities upon exercise of the convertible debt.
          In response to the Staff’s comment, and pursuant to discussions with the Staff, we have effected the following changes to the consent solicitation and the merger agreement (as amended, the “Merger Agreement”) relating to the Talbots merger (the “Merger”):
•	We have eliminated the completion of the Merger as a condition to the effectiveness of the Warrant Amendment and have modified the disclosure throughout the Revised Proxy to reflect such change; and

•	BPW intends today to enter into an amendment to the Merger Agreement with Talbots, which amendment will provide that, immediately following the effective time of the Merger, at such time as BPW is a wholly-owned subsidiary of Talbots, Talbots shall cause BPW to merge with and into Talbots, with Talbots surviving such merger (the “Subsidiary Merger”).
          In addition, we respectfully submit to the Staff that, even when setting aside the arguments in the March 30 Response that the Warrant Amendment does not constitute the issuance of a “new security” and that the consent solicitation does not constitute a “sale” of such security, we believe that when taking into account the modifications we describe above, based on the analysis and authorities set forth in the March 30 Response, Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), would apply to exempt the Consent Solicitation from the registration requirements under Section 5 of the Securities Act. Briefly, each of the required elements of a Section 3(a)(9) exemption would be present, as irrespective of when the Warrant Amendment becomes effective (whether before or after the Merger, if it occurs), the transaction would represent an exchange of a security (without the contribution by warrantholders of cash or any other property) by the issuer exclusively with its existing security holders. More specifically, if the Warrant Amendment becomes effective prior to the completion of the Merger, the transaction would represent a qualified exchange by BPW of an amended BPW Warrant for an unamended BPW Warrant, and, if the Warrant Amendment becomes effective following the completion, if any, of the Merger, given the Subsidiary Merger described above, the transaction would represent a qualified exchange by Talbots of an amended warrant to purchase Talbots common stock for an unamended warrant to purchase Talbots common stock. Moreover, as discussed in the March 30 Response, in the case of either issuer exchange, there would be no paid solicitation in connection therewith.
          In addition, we supplementally advise the Staff that currently BPW reasonably expects to complete the Consent Solicitation prior to the effective time of the Merger; we have also added disclosure on page 1 of the Revised Proxy to this effect.
3.	We refer to your response to prior comment 5. We note that you have not included in your disclosure your entire argument relating to the reduction of the number of Warrant Shares issuable upon exercise, as it appeared in your letter dated March 25, 2010. Please include this entire argument in your disclosure. The omitted portion of your argument addresses why you believe that these actions are mere “clarifications” of the terms of the Warrant Agreement.
          In response to the Staff’s comment, we respectfully advise the Staff that, given the modifications we describe in our response to Comment #2 above (in particular, the contemplated merger of BPW into Talbots immediately following the time at which BPW has become a wholly owned subsidiary of Talbots), we believe that the omitted portions of the relevant argument to which the staff refers are no longer significantly relevant and have revised the disclosure in the Revised Proxy where appropriate. Specifically, as a result of this modification Talbots will succeed, by operation of law, to BPW’s obligations under the warrant agreement by virtue of the second-step subsidiary merger, so the statements regarding or relating to Talbots not constituting the successor to BPW no longer apply.
* * * *
          In providing the above responses, and in response to the Staff’s request, we have been authorized to, and do hereby acknowledge on behalf of BPW that:
•	BPW is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BPW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or Edward J. Lee at (212) 403-1155.
          We thank the Staff in advance for its assistance.
Sincerely,
Matthew M. Guest
Enclosures

cc:	Gary S. Barancik, BPW Acquisition Corp. Bruce Mendelsohn, Esq., Akin Gump Strauss Hauer & Feld LLP Mark Zvonkovic, Esq., Akin Gump Strauss Hauer & Feld LLP